Exhibit 99.13

[Lazard letterhead]

October 12, 2012

Special Committee of the Board of Directors

CNH Global N.V.

World Trade Center Amsterdam Airport Schiphol Boulevard 217

LUCHTHAVEN SCHIPHOL, 1118 BH

Netherlands

Dear Members of the Special Committee:

In a letter (the “Proposal Letter”) dated May 30, 2012, from Fiat Industrial S.p.A. (“Fiat Industrial”) to the Board of Directors of CNH Global N.V. (the “Company”), Fiat Industrial proposed to merge the Company with and into a newly formed holding company (“NewCo”) (the “Company Merger”), and to merge Fiat Industrial with and into NewCo (the “Fiat Industrial Merger” and, together with the Company Merger, the “Transaction”), or to utilize a similar structure to combine the Company and Fiat Industrial. In the Company Merger, the outstanding common shares, par value €2.25 per share (the “Company Shares”), of the Company (other than Company Shares held by Fiat Industrial or its subsidiaries) and, in the Fiat Industrial Merger, the outstanding ordinary shares, par value €1.57 per share (the “Fiat Industrial Shares”), of Fiat Industrial, would each be converted into the right to receive shares of NewCo (the “NewCo Shares”).

We have, at the direction of the Special Committee of the Board of Directors of the Company (the “Special Committee”) and consistent with the Proposal Letter and certain public statements of representatives of Fiat Industrial, assumed that the exchange ratios in the Transaction would be based upon the average closing prices of the Company Shares and the Fiat Industrial Shares during the period from March 1, 2012 to April 4, 2012 and that (i) each outstanding Company Share (other than Company Shares held by Fiat Industrial or its subsidiaries) would be converted into the right to receive 3.8366 NewCo Shares (the “Exchange Ratio”) and (ii) each outstanding Fiat Industrial Share would be converted into the right to receive one NewCo Share. We have also assumed, at the direction of the Special Committee, that (i) the NewCo Shares into which the outstanding Company Shares and Fiat Industrial Shares would be converted would be common shares of NewCo, (ii) as described in the Proposal Letter, the consummation of the Transaction would be conditioned on the aggregate amount payable by Fiat Industrial to holders of Fiat Industrial Shares and creditors of Fiat Industrial as a result of the valid exercise of statutory withdrawal rights by such holders and the valid exercise of statutory creditors’ rights by such creditors in connection with the Transaction not exceeding €250 million and that this condition would not be waived by Fiat Industrial and (iii) as described in the Proposal Letter, the consummation of each of the Company Merger and the Fiat Industrial Merger would be conditioned on the consummation of the other. Certain terms and conditions of the proposed Transaction are set forth in more detail in the Proposal Letter. We further understand that Fiat Industrial and its subsidiaries currently own approximately 88% of the outstanding Company Shares.

The Special Committee has requested our opinion as of the date hereof as to the adequacy, from a financial point of view, to holders of the Company Shares (other than Fiat Industrial or its affiliates (collectively, the “Fiat Industrial Parties”)) of the proposed Exchange Ratio in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the Proposal Letter and publicly available transcripts of certain investor calls conducted by representatives of Fiat Industrial following the delivery of the Proposal Letter;

(ii)	Reviewed certain publicly available historical business and other financial information relating to the Company and Fiat Industrial;

(iii)	Reviewed certain publicly available research analyst reports for each of the Company and Fiat Industrial (the “Analyst Reports”) and a set of financial forecasts derived and extrapolated therefrom (the “Street Projections”);

(iv)	Reviewed certain financial analyses and forecasts prepared by the managements of the Company and Fiat Industrial (the “Management Projections”) that relate to their respective businesses and certain other data and information that the Company and Fiat Industrial have provided to us that relate to their respective businesses;

(v)	Held discussions with members of the senior management of the Company and Fiat Industrial with respect to their respective businesses and prospects;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company and Fiat Industrial;

(vii)	Reviewed historical stock prices and trading volumes of the Company Shares and the Fiat Industrial Shares; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

For purposes of our analysis and preparing our opinion, we have made certain adjustments to the financial information concerning the Company, Fiat Industrial and certain other companies to permit a comparison of such information to be made on a consistent basis. We have also reviewed for reference, but have not relied upon for purposes of our opinion, the publicly available financial terms of certain business combinations in the agriculture and construction equipment industry and selected minority squeeze-out transactions involving majority-owned U.S. publicly-traded companies.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Fiat Industrial or NewCo or concerning the solvency or fair value of the Company, Fiat Industrial or NewCo, and we have not been furnished with any such valuation or appraisal. While we have reviewed the Management Projections with the Special Committee and discussed the Management Projections and the financial condition and future prospects and operations of the Company and Fiat Industrial with the managements of the Company and Fiat Industrial, as directed by the Special Committee we have relied solely on the Street Projections as to anticipated future results of operations of the Company and Fiat Industrial and assumed that no cost savings or other synergies would result from the Transaction. We also note that neither the Analyst Reports nor the Street Projections take into account the price increases that may be imposed with respect to the products and services provided to the Company by FPT Industrial S.p.A., as contemplated by the letter dated August 30, 2012 and delivered from FPT Industrial S.p.A. to the Company. We assume no responsibility for and express no view as to the Analyst Reports or Street Projections or the assumptions on which the Analyst Reports or Street Projections were based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of the Company, Fiat Industrial or NewCo may trade at any time.

We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company and the Special Committee obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any aspect of the loyalty-share program described in the Proposal Letter. In addition, we express no view or opinion as to the adequacy of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the delivery of this opinion and a portion of which is contingent upon the consummation of a sale of the Company, as a result of the Transaction or otherwise. In the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and our respective affiliates may actively trade securities of the Company, Fiat Industrial and their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard.

In connection with our engagement and prior to the date hereof, we were not authorized to, and we did not, solicit indications of interest from Fiat Industrial or other third parties regarding a potential transaction with the Company. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the underlying decision by the Company not to engage in the Transaction.

Our engagement and the opinion expressed herein are for the benefit of the Special Committee (solely in its capacity as such) and our opinion is rendered to the Special Committee in connection with its evaluation of the Transaction, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Special Committee or be used or relied upon for any other purpose. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed Exchange Ratio is inadequate, from a financial point of view, to holders of Company Shares (other than the Fiat Industrial Parties).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Albert Garner
Albert Garner
Managing Director